SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JULY 21, 2004 AND AUGUST 5, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☑        Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes    ☐        No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 ANNUAL GENERAL MEETING 2004
EX-1.2 CHINADOTCOM CORP FINANCIAL RESULTS

EXHIBITS

For the quarter ended June 30, 2004, the company reported record net revenues of US$45.1 million including from acquisitions, an increase of 144% from US$18.5 million reported in the same period in 2003 and an increase of 26% from US$35.9 million reported in the previous quarter. Software and consulting services revenues totaled US$34.7 million for the quarter including a full quarter of contribution from Pivotal, representing a 206% increase over US$11.3 million reported in the same period in 2003 and a 29% increase over US$26.9 million reported in the previous quarter. Mobile services and applications revenues totaled US$7.6 million for the quarter, a 50% increase from US$5.1 million reported in the same period in 2003 and a 17% increase over US$6.5 million reported in the previous quarter. The increase in mobile services and applications revenues was driven by a two month contribution from Go2joy and growth in mobile value-added services such as Interactive Voice Response (“IVR”) and Wireless Application Protocol (“WAP”). Total revenues from advertising and marketing activities were US$2.8 million, representing an increase of 78% from US$1.6 million reported in the same period in 2003 and a 17% sequential increase from US$2.4 million reported in Q1 2004.

Gross profit in Q2 2004 increased by 190% to US$26.1 million as compared to US$9.0 million in Q2 2003 and increased by 38% from US$18.9 million in the previous quarter. Gross margin in Q2 2004 was 58% as compared to 49% in Q2 2003 and 53% in the previous quarter.

The net loss for Q2, 2004 included the following items: (i) a US$946,000 revenue impact of deferred maintenance revenue write-downs related to the acquisition of a subsidiary; (ii) US$2.3 million additional amortization of purchased intangible assets related to the acquisition of subsidiaries; (iii) US$827,000 stock compensation expenses related to the acquisition of a subsidiary; (iv) US$1.6 million expense related to a litigation settlement; and (v) a US$954,000 credit of deferred tax on purchased intangibles related to the acquisition of subsidiaries.

Diluted loss per share was 0.6 US cents for the quarter, compared to diluted earnings per share of 4.1 US cents for the same period of 2003 and 4.1 US cents for Q1 2004.

The company’s consolidated balance sheet at June 30, 2004 showed cash and cash equivalents of US$93.0 million, restricted cash of US$5.6 million, total debt securities of US$209.2 million, total debts of US$37.8 million and 104.7 million common shares outstanding.

The board of directors of the company has agreed to extend CEO Peter Yip’s leave of absence, for medical reasons. Raymond Ch’ien, Executive Chairman has assumed CEO responsibilities. In addition, the company has commissioned a search for a senior manager to provide leadership in global integration processes.

Effective August 15, 2004, SVP of Finance and Administration Keith Oliver will assume the role of CFO from Daniel Widdicombe, who has resigned from the company. Mr. Oliver joined the company in January 2004 and has over 20 years of experience in the financial management field. He was CFO of Dentsu Young & Rubicam Asia for 4 years and spent 18 years with Philip Morris Asia where he held various key positions including Regional Vice President, Finance. He was the CFO at the company’s parent prior to listing on NASDAQ, from 1997 to 1998.

In addition, Rudy Chan has resumed the position of CEO of hongkong.com, the 81% owned subsidiary of the company listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong, subsequent to the resignation of former CEO of hongkong.com, John Xiao, who has relocated to the U.S. The company also announced the appointment of Albert Lam as COO of hongkong.com. Albert has over 20 years of experience in the Telecommunications and IT industries in North America and Greater China. He was previously COO of hongkong.com’s subsidiary, Newpalm, until December 2002 and seven years of his career were in senior management positions at Motorola within Greater China.

On June 1, 2004, the company reached a settlement with 24/7 Real Media, Inc (“24/7”) and their Chief Executive Officer, David Moore for the release of all claims and the termination of all litigation matters involving the two companies and their affiliates. 24/7 is a former shareholder of the company and Mr. Moore was a former director of the company. The settlement resulted in an expense of US$1.6 million, which was recorded as a charge in Q2 2004.

Exhibit	Description
1.1	Annual General Meeting 2004 (“AGM”)
Invitation to Shareholders to attend the AGM
Notice of AGM
Proxy Statement
Appendix A — Form of the proposed 2004 Employee Share Purchase Plan
Appendix B — Report of the Directors
Appendix C — Audited Financial Statements for the Year Ended December 31, 2003
Proxy Card

1.2	chinadotcom corporation financial results for the 3 months ended June 30, 2004 and financial position as at June 30, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINADOTCOM CORPORATION
	By:	/S/ Daniel Widdicombe Daniel Widdicombe Chief Financial Officer
Date: August 5, 2004

EXHIBIT INDEX

Exhibit	Description
1.1	Annual General Meeting 2004 (“AGM”)
Invitation to Shareholders to attend the AGM
Notice of AGM
Proxy Statement
Appendix A — Form of the proposed 2004 Employee Share Purchase Plan
Appendix B — Report of the Directors
Appendix C — Audited Financial Statements for the Year Ended December 31, 2003
Proxy Card

1.2	chinadotcom corporation financial results for the 3 months ended June 30, 2004 and financial position as at June 30, 2004